

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2012

Via E-mail
Jeremy Harris
President
Arrow Cars International Inc.
Calle del Escritor Herrera Santaolalla, No. 2
Churriana, Malaga, Spain 29140

Re: Arrow Cars International Inc.
Registration Statement on Form S-1
Filed October 26, 2012
File No. 333-184611

Dear Mr. Harris:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:
   - State your election under Section 107(b) of the JOBS Act:
     - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
     - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial

statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. If any of the following arrangements are material contracts within the meaning of Item 601(b)(10) of Regulation S-K, please file them as exhibits to your registration statement:
   - debt obligations of approximately $900,000 and the related letters of credit, discussed on page 8;
   - vehicle finance provided by Bank Inter and Banco Popular and car dealership arrangement with Safa Motor that supplies the majority of your fleet in Spain, discussed on page 18;
   - personal guarantee provided by Jeremy Harris, discussed on page F-12; and
   - agreement with a third party who provided personal guarantor loan collateral, discussed on page F-12.

4. We note your disclosure on pages F-6 and F-7 that Arrow Cars S.L. executed an agreement with GEP Partners PLC, and that GEP Partners agreed to act as a financial advisor in assisting Arrow Cars S.L. to merge with a fully listed, compliant, and registered company listed on the OTCBB in the United States. We also note that you issued 3,000,000 founders shares to this entity. Please revise your disclosure in the business section to discuss any past or current agreements or arrangements between the company and GEP Partners, including a discussion of why you did not complete a reverse merger as contemplated by your agreement.

5. We note that you reference two websites in your filing: (1) www.autooasiseurope.com on page 3 and (2) autooasis.com on pages F-6 and F-21. It appears that the second website is not your website. Please advise.

6. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

7. Provide a currently dated consent from the independent registered public accounting firm in the amendment.

Calculation of Registration Fee Table

8. It appears that you are determining the registration fee pursuant to Rule 457(a) as opposed to Rule 457(o). Please revise your fee table accordingly.

Summary of Our Offering, page 3

9. Please revise your summary section to include your losses in the most recent audited period and for the most recent interim period.

Our Business, page 3

10. Please include a brief discussion of your current business and operations in this section.

Risk Factors, page 4

11. We note your disclosure that "risks and uncertainties described below are not the only ones [you] face." All material risks should be discussed in this section. Please revise this paragraph to clarify that you have discussed all known material risks.

12. Please add a risk factor to discuss Mr. Harris' potential conflict of interests as your officer and director and significant shareholder. Please also disclose what percentage of your stock he will own if you sell the minimum and the maximum number of securities in this offering.

Forward-Looking Statements, page 4

13. Please remove the reference to the Private Securities Litigation Reform Act of 1995. It does not apply to you because you are conducting an initial public offering.

14. Please delete the following sentence from the last paragraph of this section: "[m]oreover, we do not assume responsibility for the accuracy and completeness of those statements." You are responsible for the accuracy and completeness of the statements made in the registration statement.

We are Vulnerable to the Current Economic Crisis, page 8

15. Please revise this risk factor to address the impact of the current economic conditions in Spain on your business.

Our Intellectual Property Rights Are Valuable, page 9

16. We note your statement that intellectual property protection may not be available in every country in which your services are made available. It appears that you only offer services

in Spain and plan to expand to the United States. Please advise in what other countries intellectual property protection is not available or delete this statement.

Our Compliance with Changing Laws and Rules, page 10

17. Please revise to estimate the "increased general and administrative expenses" referenced in this risk factor.

Use of Proceeds, page 11

18. Please also provide a breakdown of the use of proceeds if 50% or 75% of the offering is sold. Similarly, revise you dilution section to disclose dilution to current shareholders if 50% or 75% of the offering is sold.

19. You state that you expect to leverage a portion of the net proceeds to finance vehicle purchases. Please be more specific about your plans to leverage these funds.

Plan of Distribution; Terms of the Offering, page 13

20. You state that you have no agreements with underwriters with respect to this offering. However, you also disclose that "[i]n the event the Company sells all or part of the shares offered in this prospectus to or through an underwriter, the maximum compensation paid to any underwriter shall be 8%." Please disclose that in the event you make a material change to the plan of distribution, such as offering the shares through an underwriter, you will file a post-effective amendment to the registration statement.

State Securities - Blue Sky Law, page 15

21. In the last paragraph on page 15 you reference "selling shareholders under this prospectus." Because this is not a secondary offering by selling shareholders, please delete this statement.

Management's Discussion and Analysis of Financial Condition and Plan of Development Stage Activities, page 16

22. Please delete all references to development stage activities as it appears you are not a development stage company.

23. Please revise your discussion of operating results, for each of the periods presented, to include a robust discussion of the qualitative and quantitative factors impacting both revenue and expenses.

24. Please expand your disclosure to provide a more detailed discussion of the nature of the costs included in each material expense line item. For example, please expand your disclosures to identify the costs you include in general and administrative expenses.

25. Please expand your disclosures to include a robust discussion of the significant factors that impact your determination of depreciation expense. Generally, for long-lived revenue producing assets, depreciation is based upon the estimated useful life of the asset as well as its salvage value (i.e., the amount one expects to receive upon selling the asset at the end of its useful life). If these estimates were precise or continually revised based on new information available, there would be no gain or loss on the ultimate disposition of the asset.

Liquidity and Capital Reserves, page 17

26. We note that your liabilities include leasing contracts, secured loans and letters of credit. Please disclose the material terms of these arrangements in this section.

Milestones Achievable at Minimum and Maximum Funding Levels, page 17

27. Please revise this section to include cost estimates for each separate step in the plan of operations described here.

Introduce and Develop a New Fleet Management System, page 17

28. Please revise to describe briefly the fleet management system.

Assign a Minimum of Two Worldwide Holiday Car Rental Brokers, page 18

29. Please revise this section to delete the statement that your model is "extremely competitive" or provide support for this assertion.

Approach Small to Medium Sized Businesses in Spain, page 18

30. Please explain your reference to AutoOasis the first time you use the term in the prospectus. In addition, revise this paragraph to state that there is no guarantee that any company will transfer its existing fleet to you. Similarly, revise your disclosure in the following paragraph to state that there is no guarantee that you will increase your client base "by a minimum of 200%."

Continue to Develop Relationships with Vehicle Suppliers in the USA, page 18

31. Please revise this section to clarify whether you have any USA operations at this time. In this regard, we note your reference to the "USA expansion." Please also be more specific regarding the nature of your initial discussions with Ford and Toyota.

Prepare for Commencement of Opperations in the USA, page 19

32. Please revise to disclose where in Florida you plan to commence operations.

If we achieve maximum funding ($5,000,000), page 19

33. Please revise this section to highlight specific steps and activities you intend to implement if you sell the maximum number of shares in this offering that you do not intend to implement if only a minimum number of shares is sold. In this regard, we note that your plans of operations for both scenarios appear to be similar.

Expand Our Operation in Gibraltar, page 20

34. Please revise to describe your current operations in Gibraltar. Please also discuss how you intend to increase your client base.

Begin Recruitment of Agents for the Rent to Own Business Expansion, page 21

35. Please revise to describe in more detail your Rent to Own and Easy Car Leasing programs the first time you reference them in the prospectus.

Prepare to Commence Operations on the Costa Blanca (Eastern Spain), page 21

36. We note that you plan to provide vehicles remotely by your large Costa del Sol Hub. Please revise to clarify where your clients will pick up and return vehicles.

Business, page 22

Current Operations, page 23

37. Please revise to specify the time period or time periods during which your average long term rental has been seven months, your average 28 day rental amount has been $495, and your average fleet utilization rate has been 92%.

Future Operations, page 24

38. Please revise your statement that you plan to expand your business "to other countries, including the United States," because it appears that you plan to expand only to the United States.

39. Please provide support for your disclosure about Florida's demographics and economic conditions that appear in this section.

Marketing Strategy, page 24

40. Your marketing strategies for Spain and Florida appear to be identical. Please revise to disclose whether you plan to tailor your marketing activities in Florida, and if not, disclose why you believe the same marketing strategy will be effective in Florida.

Dependence on One or a Few Major Customers, page 26

41. We note that you describe your "potential" wide base of customers in this section. Please name each existing customer, if any, on whom you have been dependent in recent prior periods.

Description of Property, page 27

42. We note your disclosure here that your current premises have adequate room for your planned expansion. On page 19, however, you state that you "have identified and begun negotiations to move your operations to a much larger and superior premises." In this regard, we also note your disclosure on page F-15 that during 2012 Arrow Cars S.L. terminated its lease of offices and warehouse and moved its facilities. Please revise for consistency.

Management, page 28

43. Please discuss the specific experience, qualifications, attributes or skills of your directors that led to the conclusion that each person should serve as your director. Refer to Item 401(e)(1) of Regulation S-K.

Consultant, page 29

44. Please disclose how you compensate Mr. Hill for his services as a consultant.

Certain Relationships and Related Transactions, page 33

45. We note the disclosure on page F-12 regarding a number of transactions with related parties. Please include the disclosure required by Item 404(d) of Regulation S-K for each of these transactions.

Where You Can Find More Information, page 33

46. Please revise to provide the following correct address of the Securities and Exchange Commission: 100 F Street NE, Washington, D.C. 20549.

Consolidated Financial Statements

Statement of Operations, page F-3

    47. It appears that you recognize revenue from the sale of vehicles in your lease fleet. In this regard, we believe that gains or losses resulting from the sale of productive assets that have been leased for an extended period of time should be excluded from revenue. It would be inappropriate to recognize two different revenue streams (i.e., leasing of asset and sale of asset) from the same asset. Please revise.

Note 3 – Vehicles and Property and Equipment, page F-11

    48. You state that depreciation rates are adjusted on certain vehicles to reflect changes in the estimated residual values to be realized when revenue earning equipment is sold. However, on page F-7, you state that your depreciation for vehicles assumes no salvage value. Please revise your disclosures to clearly and consistently describe your depreciation policy.

Note 7 – Subsequent Events, page F-15

    49. With respect to the April 2012 transaction, you state that all share and per share amounts have been retroactively restated to the earliest periods presented to reflect the transaction. However, the share amounts in Note 5 and the Statements of Stockholders' Equity (Deficit), as well as the share and per share amounts reflected in the Statements of Operations, have not been restated. Furthermore, the financial statements of Arrow Cars S. L. (ACSL) should be presented in the context of being the predecessor of Arrow Cars International (ACI). Please revise accordingly.

Interim Consolidated Financial Statements, page F-18

    50. Financial information of a predecessor is required for all periods with no gap in the periods presented. In this regard, please revise your interim financial statements to include the period from January 1, 2012 through March 8, 2012.

Note 5 – Business Combination, page F-28

    51. The April 2012 merger between ACSL and ACI should be accounted for at historical cost. In this regard, a public shell reverse acquisition is a capital transaction in substance, rather than a business combination. In particular, this transaction is a reverse recapitalization, which should result in no goodwill or other intangible assets being recorded.

Note 6 – Common Stock, page F-29

52. You indicate that you issued 3,000,000 common shares for services rendered. In this regard, please tell us why such issuance did not result in an expense, but instead was accounted for as consideration in a business combination. As noted in our previous comment, the April 2012 transaction should not result in the recording of goodwill or other intangible assets.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-1

53. For each transaction listed in this section, please state the exemption you relied on. Refer to Item 701 of Regulation S-K.

Exhibits, page II-4

54. It appears that counsel's consent is included in Exhibit 5.1. Please revise the exhibit index to include counsel's consent.

Exhibits 10.1, 10.2 and 10.3

55. We note that Exhibits 10.1, 10.2 and 10.3 are not executed agreements. Please file copies of executed agreements or confirm that the versions you have filed are complete.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any other questions.

                                           Sincerely,

                                           /s/ Justin Dobbie

                                           Justin Dobbie
                                           Legal Branch Chief

cc: David E. Wise, Esq.